Form 51-102F3

Material Change Report

1.

Name and Address of Company

MAG Silver Corp.
Suite 770 - 800 West Pender Street
Vancouver, BC
V6C 2V6   Canada

2.

Date of Material Change

August 4, 2010

3.

News Release

MAG Silver Corp. (the “Company”) issued a news release dated August 4, 2010 (the “News Release”) relating to the material change.  The News Release was distributed through Marketwire and filed with the applicable securities regulatory authorities.

4.

Summary of Material Change

On August 4, 2010, the Company announced a first mineral resource estimate for the Pozo Seco molybdenum (moly)-gold discovery on its 100% owned Cinco de Mayo (or “Cinco”) property in northern Chihuahua State, Mexico. Results confirm that Pozo Seco is a significant high grade molybdenum and gold deposit.  MAG also provided the diamond drill results for 13 holes (Holes CM10-241 to CM10-266) drilled on the Pozo Seco property all of which are included in the resource estimate.

5.

Full Description of Material Change

For a full description of the material change, please see “Schedule A” below.  The press release may also be viewed on SEDAR at www.sedar.com .

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted on the basis that it is confidential information.

8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Dan MacInnis

President and Chief Executive Officer

Telephone: (604) 630-1399

Facsimile: (604) 681-0894

9.

Date of Report

August 4, 2010.

SCHEDULE A

MAG Silver Corp.                                                                                                                                                                                                                                                                                                  August 4, 2010
For Immediate Release                                                                                                                                                                                                                                                                                                 NR#10-12

MAG SILVER ANNOUNCES FIRST RESOURCE ESTIMATE FOR POZO SECO

Indicated tonnes 29.07 million at 0.147% molybdenum and 0.25 grams per tonne gold

Inferred tonnes 23.38 million at 0.103% molybdenum and 0.17 grams per tonne gold

Vancouver, B.C -- MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) announces a first mineral resource estimate for the Pozo Seco molybdenum (moly)-gold discovery on its 100% owned Cinco de Mayo (or “Cinco”) property in northern Chihuahua State, Mexico. Results confirm that Pozo Seco is a significant high grade molybdenum and gold deposit.  MAG is also providing the diamond drill results for 13 holes (Holes CM10-241 to CM10-266) drilled on the Pozo Seco property all of which are included in the resource estimate. The deposit remains open to the northeast and southwest in several places adjoining these latest holes.   Metallurgical test work is underway. Pozo Seco is an oxide molybdenum / gold deposit and the metallurgical test work is looking at leach and floatation methods for recoveries. Results are expected by month end.

Pozo Seco Resource Estimation

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) prepared a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% moly (“Mo”), the Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% Mo and 0.25 grams per tonne (“g/t”) gold (“Au”), containing 94.0 million pounds Mo and 230,000 ounces Au.  Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% Mo and 0.17 g/t Au, containing 53.2 million pounds Mo and 129,000 ounces Au (Table 1).

Table 1 - Mineral Resource Estimate for the Pozo Seco Deposit

Zone/Classification	Tonnage	Molybdenum	Molybdenum	Gold	Gold
	(Tonnes x 1000)	(%)	(pounds)	(g/t)	(ounces)
INDICATED
FW1	2,719	0.116	6,943,000	0.27	24,000
MZ	26,346	0.150	87,082,000	0.24	206,000
Total Indicated	29,066	0.147	94,012,000	0.25	230,000

INFERRED
FW1	4,357	0.086	8,220,000	0.22	31,000
FW3	1,312	0.109	3,155,000	0.19	8,000
FW4	38	0.057	48,000	0.02	0
HW1	819	0.065	1,177,000	0.08	2,000
HW2	1,234	0.070	1,911,000	0.14	5,000
MZ	13,857	0.118	36,009,000	0.15	67,000
NWZ	1,759	0.069	2,686,000	0.27	15,000
Total Inferred	23,376	0.103	53,205,000	0.17	129,000

Notes :

1.

CIM Definition Standards have been followed for classification of Mineral Resources.

2.

The cut-off grade of 0.022% Mo was estimated using a Mo price of US$17/lb and assumed operating costs and recoveries.

3.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.

Totals may not add correctly due to rounding.

Information Concerning Estimates of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Resource Estimation Details

The drill hole database within the Pozo Seco area includes 119 holes (up to and including CM10-264) totalling 34,311 metres.  A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models using a minimum grade of approximately 0.02% Mo and a minimum vertical thickness of two metres. Prior to compositing to three metre lengths, high Mo grades were cut to 1.0% Mo and gold values were cut to 1.8 g/t Au.

Variogram parameters were interpreted from three-metre composited assay values. Block model Mo and Au grades within the wireframe models were estimated by ordinary kriging.  Classification into the Indicated and Inferred categories was guided by the drill hole density, interpreted variogram ranges, and the apparent continuity of the mineralized zones.  Preliminary Whittle open pit analysis was used to confirm that the project has reasonable prospects for economic extraction.  Only material within the preliminary pit shell is reported as Mineral Resources.  In plan view, the resources are contained within an area 2,000 metres long by 300 metres wide, elongated in the northwest-southeast direction.

This press release has been read and approved by David A. Ross, P.Geo, Senior Consulting Geologist at Scott Wilson RPA who is the qualified person as defined under National Instrument 43-101.

Pozo Seco Drilling Results

As part of the delineation of the Pozo Seco deposit the results of 13 new holes included in the resource estimate are presented in Table 2.0.  These holes tighten drill spacing in high-grade portions of the body and leave mineralization open in several places, especially along the southwest and northeast flanks of the Northwest Zone (between Holes 248-264 and northeast of Hole 261).

The tables below are presented by area and can be cross referenced with the diagrams located at www.magsilver.com. Holes are vertical unless indicated otherwise.

Table 2.0:  Assay highlights from Pozo Seco

The assays for the following 14 holes are included in the resource estimation.

Hole ID	From	To	Interval	Mo (g/t)	Mo (%)	Au (g/t)	Ag (g/t)	Zone
CM10-245	71.7	99.08	27.38	702	0.0702	0.18	-	Main Zone
CM10-249	11.34	78.65	67.31	1782	0.1782	0.22	-	Main Zone
including	43.62	78.65	35.03	2767	0.2767	0.23	-	Main Zone
CM10-258	49.68	55.06	5.38	512	0.0512	0.03	-	Main Zone
CM10-259	95.3	97.54	2.24	751	0.0751	0.16	-	Main Zone
CM10-261	7.68	68.61	60.93	1266	0.1266	0.04	-	Main Zone
CM10-262	18.24	118.3	100.06	1821	0.1821	0.23	-	Main Zone
CM10-263	25.31	29.53	4.22	493	0.0493	0.09	-	Main Zone
CM10-264	25.0	96.0	71.0	1545	0.1545	0.43	-	Main Zone
CM10-256	NSV							Sub Prime
CM10-242	76.2	101.4	25.2	187	0.0187	0.39	-	Pozo NW
and	121.2	231.55	110.35	675	0.0675	0.19	-	Pozo NW
including	143.25	165.3	22.05	1139	0.1139	0.26	-	Pozo NW
including	203.1	224.4	21.3	1550	0.1550	0.09	-	Pozo NW
CM10-246	237.16	240.27	3.11	322	0.0322	0.02	-	Pozo NW
CM10-248	107.9	138.04	30.14	816	0.0816	0.27	-	Pozo NW
CM10-255	1.62	8.32	6.7	385	0.0385	0.48	385	Pozo NW
including	4.98	5.90	0.92	53	0.0053	0.11	1,450	Pozo NW
and	98.8	190.05	91.25	987	0.0987	0.27	-	Pozo NW
including	147.36	183.88	36.52	1855	0.1855	0.51	-	Pozo NW

Qualified Person (Mineral Resource): The mineral resources for the Pozo Seco Deposit disclosed in this press release have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross, P.Geo. has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.  A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR within 45 days.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, values in excess of 100 g/t are repeated by fire assay, zinc, copper and lead values in excess of 1% repeated by Atomic adsorption for high grade materials. Molybdenum is analyzed by ICP-MS to 1%, and checked by atomic adsorption, over 1% Molybdenum is being reanalyzed by Atomic adsorption methods for high grade materials.

Qualified Person (Exploration): Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State.  The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-A under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact: Gordon Neal, VP Corporate Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: info@magsilver.com Fax: 604-681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.htmlhttp://www.sec.gov/EDGAR.